SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

B COMMUNICATIONS LTD.
 (Name of Registrant)

2 Dov Friedman Street, Ramat Gan 52503, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No. 333-150173.

B COMMUNICATIONS LTD.

The following exhibits are attached:

The attached exhibits pertain to the Registrant’s controlled subsidiary, Bezeq The Israel Telecommunication Corp. Ltd., (the “Company” and together with its subsidiaries, the “Group”):

99.1	Condensed Consolidated Interim Financial Statements (Unaudited) of the Group dated September 30, 2011.
99.2	Directors' Report on the State of the Group's Affairs for the nine-month and three-month periods ended September 30, 2011.
99.3	Update of Chapter A (Description of Group Operations) of the Periodic Report for 2010.
99.4	Company Separate Condensed Interim Financial Information September 30, 2011 (Unaudited).
99.5	DBS Satellite Services (1998) Ltd. Condensed Interim Financial Statements as at September 30, 2011 (Unaudited).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD. (Registrant)

By:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: November 28, 2011

EXHIBIT INDEX

The attached exhibits pertain to the Registrant’s controlled subsidiary, Bezeq The Israel Telecommunication Corp. Ltd., (the “Company” and together with its subsidiaries, the “Group”):

EXHIBIT NO.	DESCRIPTION

99.1	Condensed Consolidated Interim Financial Statements (Unaudited) of the Group dated September 30, 2011.
99.2	Directors' Report on the State of the Group's Affairs for the nine-month and three-month periods ended September 30, 2011.
99.3	Update of Chapter A (Description of Group Operations) of the Periodic Report for 2010.
99.4	Company Separate Condensed Interim Financial Information September 30, 2011 (Unaudited).
99.5	DBS Satellite Services (1998) Ltd. Condensed Interim Financial Statements as at September 30, 2011 (Unaudited).